October 9 , 2012
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
Response dated September 10, 2012
File No. 0-51515
Dear Mr. Mew:
This letter confirms my telephone conversation with Robert Babula on October 9, 2012 regarding our request for an extension of time to respond to your letter dated October 3, 2012. We intend to submit our response to your letter by October 31, 2012.
Thank you for your consideration in this matter.
Please contact us at (650) 589-9445 with any follow up questions you may have.
Sincerely,
CORE-MARK HOLDING COMPANY, INC.
by:

/s/ Christopher Miller
Christopher Miller Chief Accounting Officer